Exhibit (e)(12)

District Court, Jefferson County, Colorado Court Address: 100 Jefferson County Parkway Golden, Colorado 80401	EFILED Document CO Jefferson County District Court 1st. JD Filing Date: Feb 9 2010 1:40PM MST Filing ID: 29477799 Review Clerk: Matt J. Forbes

Plaintiff: CARMELO J. CORICA, on behalf of himself and all others similarly situated,

v.
▲ COURT USE ONLY ▲

Defendants: MICHAEL RUXIN, THOMAS MARCINEK, SARAH EAMES, T. KENDALL HUNT, ROBERT GILMORE, GLOBAL MED TECHNOLOGIES, INC., HAEMONETICS CORPORATION, AND ATLAS ACQUISITION CORP.	Case Number: 2010CV673
Division: 8 Courtroom:

DISTRICT COURT CIVIL SUMMONS

TO THE ABOVE NAMED DEFENDANT: Global Med Technologies, Inc.
YOU ARE HEREBY SUMMONED and required to file with the Clerk of this Court an answer or other response to the attached Complaint. If service of the Summons and Complaint was made upon you within the State of Colorado, you are required to file your answer or other response within 20 days after such service upon you. If service of the Summons and Complaint was made upon you outside of the State of Colorado, you are required to file your answer or other response within 30 days after such service upon you. Your answer or counterclaim must be accompanied with the applicable filing fee.
If you fail to file your answer or other response to the Complaint in writing within the applicable time period, the Court may enter judgment by default against you for the relief demanded in the Complaint without further notice.
Dated: 2/10/2010

Clerk of Court/Clerk

/s/ Kip B. Shuman

Signature of Plaintiffs Counsel

885 Arapahoe Avenue, Boulder, CO 80302

Address of Plaintiffs Counsel

303.861.3003

Plaintiffs Counsel’s Phone Number
This Summons is issued pursuant to Rule 4, C.R.C.P., as amended. A copy of the Complaint must be served with this Summons. This form should not be used where service by publication is desired.
JDF 600 R12/07   DISTRICT COURT CIVIL SUMMONS

☐ Small Claims ☐ County Court ☒ District Court ☐ Probate Court ☐ Juvenile Court ☐ Water Court City and County of Golden, Colorado Court Address: 100 Jefferson County Parkway Golden, Colorado 80401	EFILED Document CO Jefferson County District Court 1st. JD Filing Date: Feb 9 2010 1:40PM MST Filing ID: 29477799 Review Clerk: Matt J. Forbes

Plaintiff: CARMELO J. CORICA, on behalf of himself and all others similarly situated,

v.

Defendants: MICHAEL RUXIN, THOMAS MARCINEK, SARAH EAMES, T. KENDALL HUNT, ROBERT GILMORE, GLOBAL MED TECHNOLOGIES, INC., HAEMONETICS CORPORATION, and ATLAS ACQUISITION CORP.	▲ COURT USE ONLY ▲

Attorneys for Plaintiff and Class:	Case Number:

Kip B. Shuman	Ctrm:
Rusty E. Glenn THE SHUMAN LAW FIRM 885 Arapahoe Avenue Boulder, CO 80302 (303) 861-3003 (303) 484-4886 (fax)

CLASS ACTION COMPLAINT

     Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:
     1. Plaintiff brings this action on behalf of the public stockholders of Global Med Technologies, Inc. (“Global Med” or the “Company”) against Defendants, Global Med and its Board of Directors seeking equitable relief for their breaches of fiduciary duty and other violations of state law arising a proposed transaction in which Defendants Haemonetics Corporation and Atlas Acquisition Corp. (collectively “Haemonetics”) seek to acquire all the outstanding shares of Global Med common stock through a cash tender offer by means of an unfair process and for an unfair price of $1.22 per share (the “Proposed Transaction”).1 The Proposed Transaction is valued at approximately $60 million.
PARTIES
     2. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Global Med.
     3. Global Med is a corporation organized and existing under the laws of the State of Colorado. It maintains its principal corporate offices at 12600 West Colfax, Suite C-420, Lakewood, CO 80215, and designs, develops, markets, and supports information management software products for blood banks, hospitals, centralized transfusion centers, and other health care related facilities.
     4. Defendant Michael Ruxin (“Ruxin”), the founder of Global Med, has been an officer and director of Global Med since its incorporation in 1989 and is currently the Chairman and Chief Executive Officer.
     5. Defendant Thomas Marcinek (“Marcinek”) has been the President, Chief Operating Officer, and a director of the Company since 2006.
     6. Defendant Sarah Eames (“Eames”) has been a director of the Company since 2006.
     7. Defendant T. Kendall Hunt (“Hunt”) has been a director of the Company since 2006.
     8. Defendant Robert Gilmore (“Gilmore”) has been a director of the Company since 2006.
     9. Defendants referenced in ¶¶4 through 8 are collectively referred to as Individual Defendants and/or the Global Med Board. The Individual Defendants as officers and/or directors of Global Med, have a fiduciary relationship with Plaintiff and other public shareholders of Global Med and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

[1]	As part of the Proposed Transaction, Haemonetics is also purchasing all of the Series A Convertible Preferred Stock of the Company for $1,694 per share.

     10. Defendant Haemonetics Corporation is a Massachusetts corporation with its headquarters located in Massachusetts that provides blood management solutions primarily in the United States, Europe, and Asia.
     11. Defendant Atlas Acquisition Corp. is a Colorado corporation wholly owned by Haemonetics Corporation that was created for the purposes of effectuating the Proposed Transaction.
INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     12. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Global Med and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.
     13. Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Directors and/or officers may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (c) contractually prohibits them from complying with their fiduciary duties;
          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          (e) will provide the Directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

     14. In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of Global Med, are obligated to refrain from:
          (a) participating in any transaction where the directors or officers’ loyalties are divided ;
          (b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     15. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiff and other public shareholders of Global Med, or are aiding and abetting others in violating those duties.
     16. Defendants also owe the Company’s stockholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.
CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION
     17. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

     18. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did : (i) permit Haemonetics to attempt to eliminate the public shareholders’ equity interest in Global Med pursuant to a defective sales process, and (ii) permit Haemonetics to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.
     19. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.
CLASS ACTION ALLEGATIONS
     20. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Global Med common stock and their successors in interest, except Defendants and their affiliates (the “Class”).
     21. This action is properly maintainable as a class action for the following reasons:
          (a) the Class is so numerous that joinder of all members is impracticable. As of February 3, 2010, Global Med has approximately 36.34 million shares outstanding.
          (b) questions of law and fact are common to the Class, including, inter alia, the following :
(i)	Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;

(ii)	Are the Individual Defendants, in connection with the Proposed Transaction of Global Med by Haemonetics, pursuing a course of conduct that does not maximize Global Med’s value in violation of their fiduciary duties;

(iii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iv)	Have Global Med and Haemonetics aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v)	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.
          (c) Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.
          (d) Plaintiff’s claims are typical of those of the other members of the Class.
          (e) Plaintiff has no interests that are adverse to the Class.
          (f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.
          (g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
SUBSTANTIVE ALLEGATIONS
     22. Global Med is poised for substantial growth. On September 23, 2009, the Company entered into a letter of intent with VerIDentia SL to exclusively sell their verIDhemos transfusion safety system. In the press release announcing the agreement, Defendant Ruxin, the Company’s Chairman and CEO, commented on the tremendous market potential for this product:
Mick Ruxin, M.D., Chairman and CEO for Global Med Technologies, commented, “With less than ten percent competitor penetration in the

U.S. hospital market space, and based on recent data showing over 35 million annual type and crosses in the United States, and perhaps over 170 million type and crosses worldwide, the verIDhemos system is a ‘green field’ market opportunity for Global Med. The two physician hospital transfusion directors, with whom I personally met in Barcelona, Spain, commented favorably on a high level potential for safety improvement, ease of use, successful implementation rate, and low economic impact on the hospitals. After Global Med’s team saw the verIDhemos system used in a clinical setting, we knew that the product had tremendous potential for worldwide distribution.”
Dr. Ruxin continued, “Global Med has been given first right of refusal to purchase verIDhemos/verIDentia and has exclusive marketing rights in North America, Japan, Brazil, most of Europe, the Middle Fast and Asia. Although it is not currently available for sale in the U.S., Global Med will be seeking FDA permission to market the verIDhemos product in 2010. Plans are for immediate marketing of the product in Germany and France.” Dr. Ruxin further commented, “The beauty of this medical device is that we can use our current sales force to either bundle this product with SafeTrace Tx and EdgeTrack or sell it independently and interface it with other systems. The verIDhemos system is a natural product-line extension of Global Med’s current hospital software offerings. With Global Med’s international market reach, we are all very excited about verIDhemos’ substantial market potential.”
     23. On November 11, 2009, the Company announced its results for the three and nine months ended September 30, 2009. Among the financial highlights, the Company announced that:
•	Net income for the three months ended September 30, 2009 was a record $1.10 million compared to a net loss of $228 thousand for the comparable period in 2008.

•	Operating income improved to $1.12 million for the third quarter of 2009 from a $118 thousand loss during the comparable 2008 period.

•	For the first nine months of 2009, the Company’s revenues increased to $23.68 million or a 45% increase over the $16.38 million in revenues recognized during the comparable period in 2008.

•	The Company’s third quarter revenues increased to $7.26 million representing a 5% increase from the $6.94 million in the comparable period in 2008.

•	For the nine months ended September 30, 2009, income from operations improved to $2.80 million from $840 thousand for the comparable period during 2008.

•	The Company’s net income for the first nine months of 2009 was $1.70 million versus $284 thousand for the comparable period during 2008.

•	Cash flow from operations for the first nine months of 2009 was $3.87 million, a more than 248% increase over the $1.11 million recorded for the first nine months of 2008.

     24. In the press release announcing the results, Michael Ruxin, the Company’s Chairman and CEO commented on the Company’s strong quarter and bright future that lay ahead:
Mick Ruxin, M.D., Chairman and CEO of Global Med Technologies, Inc., commenting on today’s announcement stated, “The Company continues to increase revenue and profits in spite of the difficult economic climate. Although we continue to experience a longer sales cycle in the United States, we are pleased that our organic business revenues have continued to grow. In addition, we have seen a 23% increase in our Company’s backlog from the comparable quarter during 2008. Our Inlog and eDonor acquisitions are providing us with a number of cross-selling opportunities that have already begun to yield benefits, and we expect that trend to continue.”
     25. Moreover, Thomas Marcinek, the Company’s President and COO commented on the bright prospects that lay ahead related to the September 23, 2009 agreement with VerIDentia SL to exclusively sell their verIDhemos transfusion safety system:
Thomas F. Marcinek, the Company’s President and COO, stated, “Global Med continues to remain profitable in spite of difficult economic times. In addition, we recently signed a letter of intent (“LOI”) with VerIDentia SL to exclusively sell their verIDhemos transfusion safety system. VerIDentia’s product, VerIDhemos, is comprised of an RFID patient wristband with barcodes, a locked security container imbedded with electronic circuit boards containing microprocessors and memory, and a software system that is planned to be integrated with SafeTrace Tx ®, Wyndgate’s hospital transfusion system, and EdgeTrack, Inlog’s hospital transfusion system. The verIDhemos system is the link that will close Global Med’s Vein-to-Vein ® loop. The LOI with VerIDentia has provided us with exclusive marketing rights in North America, Japan, Brazil, most of Europe, the Middle East and Asia. Although it is not currently available for sale in the U.S., Global Med will be seeking FDA clearance to market the verIDhemos product in 2010. We believe our relationship with VerIDentia will provide us with opportunities for additional sales to our existing customer base and elsewhere.”
     26. Despite its promise and poise for growth, the Company agreed to enter into the Proposed Transaction. In a press release dated February 1, 2010, the Company announced that it had entered into a merger agreement with Haemonetics, stating:
February, 1, 2010, El Dorado Hills, CA and Braintree, MA, USA and Limonest, France — Haemonetics Corporation (NYSE: HAE) and Global Med Technologies, Inc. (OTCBB: GLOB) today announced a definitive agreement under which Haemonetics will acquire Global Med for approximately $60 million in a cash tender offer.

* * *
Under the terms of the agreement, Haemonetics will commence a tender offer to purchase all outstanding shares of Global Med’s common stock at $1.22 per share and preferred stock at approximately $1,694 per share. The tender offer is conditioned on the tender of a majority of the outstanding shares of Global Med’s common and preferred stock, and subject to other customary closing conditions. The $60 million estimated net value of the transaction is based on Global Med’s 49 million diluted common equivalent shares outstanding. Haemonetics will fund the acquisition from available cash and anticipates that it will continue to have more than $100 million in cash on the balance sheet at fiscal year end.
     27. As stated by Haemonetics in a “Fact Sheet” related to the transaction:
The scale of the combined entities will create a $60 million software organization with greater resources for product development, an expanded knowledge-base in IT, and more extensive global reach. Combined, we expect to be an even stronger partner with our customers in delivering best blood management practices.
The demand for information technology platforms across the blood management supply chain is approximately $580 million.
     28. Given the Company’ s recent performance and future prospects, the consideration shareholders are to receive is inadequate. Accordingly, Haemonetics is picking up Global Med at the most opportune time, at a time when Global Med is poised for growth and its stock price is trading at a huge discount to its intrinsic value.
     29. In addition, on February 1, 2010, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”). As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait d’accompli and ensure that no competing offers will emerge for the Company.
     30. By way of example, §7.2 of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Haemonetics. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors. Despite the fact that they have locked up the Company and bound it to not solicit alternative bids, the Merger Agreement provides other ways that guarantee the only suitor will be Haemonetics.
     31. Pursuant to §7.2 of the Merger Agreement, should an unsolicited bidder arrive on the scene, the Company must notify Haemonetics of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, Haemonetics is granted five business days to amend the terms of the Merger Agreement to make a counter-offer so that the competing bid is no longer considered a superior proposal. Haemonetics is able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer.
     32. In other words, the Merger Agreement gives Haemonetics access to any rival bidder’s information and allows Haemonetics a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse for Haemonetics, because the Merger Agreement unfairly assures that any “auction” will favor Haemonetics and piggy-back upon the due diligence of the foreclosed second bidder.
     33. In addition, the Merger Agreement provides that a termination fee of $2.6 million must be paid to Haemonetics by Global Med if the Company decides to pursue said other offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.
     34. Finally, Haemonetics is also the beneficiary of a “Top-Up” provision that ensures that Haemonetics gains the shares necessary to effectuate a short-foam merger. Pursuant to the Merger Agreement, if Haemonetics receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Haemonetics fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants Haemonetics an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger. The “Top-Up”

provision essentially renders the tender offer a fait accompli and eliminates the possibility that any alternate bidder can mount a serious challenge to Haemonetics’ first-in position.
     35. Ultimately, the preclusive deal protection devices illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions, coupled with the “Top-Up” provision, also foreclose any likely alternate bidder from providing the needed market check of Haemonetics’ inadequate offer price.
     36. Simultaneously with the execution of the Merger Agreement, Haemonetics signed Tender and Support Agreements with Defendants Ruxin and Marcinek and another large shareholder of Global Med in which they agreed to tender all of their shares of Global Med common stock and Global Med Preferred Stock in connection with the Proposed Transaction, including any shares acquired upon exercise of stock options or warrants prior to the closing of the acquisition. These parties to the Tender and Support Agreements currently hold shares representing approximately 18% of the outstanding Global Med common stock and 78% of the outstanding Global Med Preferred Stock.
     37. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.
CLAIM FOR RELIEF
COUNT I
Breach of Fiduciary Duty — Failure to Maximize Shareholder Value
(Against All Individual Defendants )
     38. Plaintiff repeats all previous allegations as if set forth in full herein.
     39. As Directors of Global Med, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Global Med’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.
     40. As discussed herein, the Individual Defendants have breached their fiduciary duties to Global Med shareholders by failing to engage in an honest and fair sale process.
     41. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Global. Med’s assets and will be prevented from benefiting from a value-maximizing transaction.
     42. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.
     43. Plaintiff and the Class have no adequate remedy at law.
COUNT II
Aiding and Abetting
(Against Global Med and Haemonetics)
     44. Plaintiff repeats all previous allegations as if set forth in full herein.
     45. As alleged in more detail above, Global Med and Haemonetics are well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendants Global Med and Haemonetics aided and abetted the Individual Defendants’ breaches of fiduciary duties.
     46. As a result, Plaintiff and the Class members are being harmed.
     47. Plaintiff and the Class have no adequate remedy at law.
     WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

          (A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;
          (B) enjoining, preliminarily and permanently, the Proposed Transaction;
          (C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;
          (D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;
          (E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts ; and
          (F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

February 9, 2010	Respectfully submitted,

s/ Kip B. Shuman

Kip B. Shuman
Rusty E. Glenn
THE SHUMAN LAW FIRM
885 Arapahoe Avenue
Boulder, CO 80302
(303) 861-3003
(303) 484-4886 (fax)

Local Counsel for Plaintiff

LEVI & KORSINSKY, LLP
Eduard Korsinsky, Esq.
Juan E. Monteverde, Esq.
30 Broad Street, 15th Floor
New York, New York 10004
Tel: (212) 363-7500
Fax: (212) 363-7171

Of Counsel for Plaintiff

District Court Jefferson County, Colorado Court Address: 100 Jefferson County Parkway Golden, Colorado 80401	EFILED Document CO Jefferson County District Court 1st. JD Filing Date: Feb 9 2010 1:40PM MST Filing ID: 29477799 Review Clerk: Matt J Forbes

Plaintiff: CARMELO J. CORICA, on behalf of himself and all others similarly situated,

v.	▲ COURT USE ONLY ▲

Defendants: MICHAEL RUXIN, THOMAS MARCINEK, SARAH EAMES, T. KENDALL HUNT, ROBERT GILMORE, GLOBAL MED TECHNOLOGIES, INC., HAEMONETICS CORPORATION, and ATLAS ACQUISITION CORP.

Attorney of Party Without Attorney (Name and Address):	Case Number:

Kip B. Shuman THE SHUMAN LAW FIRM Phone Number: 303.861.3003 E-mail: kip@shumanlawfirm.com FAX Number: 303.484.4886 Atty. Reg. #: 23593	Division Courtroom

DISTRICT COURT CIVIL (CV) CASE COVER SHEET FOR INITIAL PLEADING OF COMPLAINT, COUNTERCLAIM, CROSS-CLAIM OR THIRD PARTY COMPLAINT

1.	This cover sheet shall be filed with the initial pleading of a complaint, counterclaim, cross-claim or third party complaint in every district court civil (CV) case. It shall not be filed in Domestic Relations (DR), Probate (PR), Water (CW), Juvenile (JA, JR, JD, JV), or Mental Health (MH) cases.

2.	Check the boxes applicable to this case.
☐	Simplified Procedure under C.R.C.P. 16.1 applies to this case because this party does not seek a monetary judgment in excess of $100,000.00 against another party, including any attorney fees, penalties or punitive damages but excluding interest and costs and because this case is not a class action or forcible entry and detainer, Rule 106, Rule 120, or other expedited proceeding.

☒	Simplified Procedure under C.R.C.P. 16.1, does not apply to this case because (check one box below identifying why 16.1 does not apply):
☒	This is a class action or forcible entry and detainer, Rule 106, Rule 120, or other similar expedited proceeding, or

☐	This party is seeking a monetary judgment for more than $100,000.00 against another party, including any attorney fees, penalties or punitive damages, but excluding interest and costs (see C.R.C.P. 16.1(c)), or

☐	Another party has previously stated in its cover sheet that C.R.C.P. 16.1 does not apply to this case.
3.	This party makes a Jury Demand at this time and pays the requisite fee. See C.R.C.P. 38. (Checking this box is optional.)

JDF 601 7/04	DISTRICT COURT CIVIL (CV) CASE COVER SHEET FOR INITIAL. PLEADING OF COMPLAINT, COUNTERCLAIM, CROSS-CLAIM OR THIRD PARTY COMPLAINT

Date: 111/9/2009	s/ Kip B. Shuman

Signature of Party or Attorney for Party

NOTICE

✓	This cover sheet must be filed in all District Court Civil (CV) Cases. Failure to file this cover sheet is not a jurisdictional defect in the pleading but may result in a clerk’s show cause order requiring its filing.

✓	This cover sheet must be served on all other parties along with the initial pleading of a complaint, counterclaim, cross-claim, or third party complaint.

✓	This cover sheet shall not be considered a pleading for purposes of C.R.C.P. 11.

JDF 601 7/04	DISTRICT COURT CIVIL (CV) CASE COVER SHEET FOR INITIAL. PLEADING OF COMPLAINT, COUNTERCLAIM, CROSS-CLAIM OR THIRD PARTY COMPLAINT